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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

United Auto Group, Inc.
(Name of Issuer)
Common Stock (Par Value $ 0.0001 Per Share)
(Title of Class of Securities)
909440 10 9
(CUSIP Number)
Shane M. Spradlin
Vice President and Secretary
United Auto Group, Inc.
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 9, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	909440 10 9

1	NAMES OF REPORTING PERSONS: International Motor Cars Group I, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,592,792

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,592,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,489,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group I, L.L.C. without regard to such group status is 7,592,792, representing 16.2% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9

1	NAMES OF REPORTING PERSONS: International Motor Cars Group II, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		64,490

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		64,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,489,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by International Motor Cars Group II, L.L.C. without regard to such group status is 64,490, representing less than 1% of the Voting Common Stock outstanding .

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9

1	NAMES OF REPORTING PERSONS: Penske Capital Partners, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,657,282

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,657,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,489,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Capital Partners, L.L.C. without regard to such group status is 7,657,282, representing 16.3% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9

1	NAMES OF REPORTING PERSONS: James A Hislop

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,816,719

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		159,437

WITH	10	SHARED DISPOSITIVE POWER:

		7,657,282

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,489,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by James A. Hislop without regard to such group status is 7,816,719, representing 16.7% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9

1	NAMES OF REPORTING PERSONS: Roger S. Penske

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		81,736

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,248,178

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		188,793

WITH	10	SHARED DISPOSITIVE POWER:

		18,811,303

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,489,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Roger S. Penske without regard to such group status is 19,329,914, representing 41.2% of the Voting Common Stock deemed to be outstanding for this purpose.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

CUSIP No.	909440 10 9

1	NAMES OF REPORTING PERSONS: Penske Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	W C

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,069,282

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		18,632,407

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,489,351 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

(1)	The aggregate amount beneficially owned by each Reporting Person reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of all Reporting Persons as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 19,069,282, representing 40.7% of the Voting Common Stock outstanding.

(2)	The parties to the Stockholders Agreement (as defined in Item 4) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock owned by the other stockholder parties to the Stockholders Agreement. The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by such other parties.

     This Amendment No. 21 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company (“IMCG I”), International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”) and together with IMCG I, the “Purchasers”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”) (collectively, the “Penske Entities”), Roger S. Penske and James A. Hislop (all such persons, the “Reporting Persons”) with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, Amendment No. 19 filed on February 16, 2004, and Amendment No. 20 filed on January 31, 2006 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of United Auto Group, Inc., a Delaware corporation (the “Company”). Information reported in the Statement remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 21 or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
     This Amendment is being filed to reflect the following transactions:
•	On March 8, 2006, Mr. Penske was awarded 23,073 shares of Restricted Stock vesting over four years.

•	On March 8, 2006, Mr. Hislop was awarded 1,000 shares of Restricted Stock vesting over three years.

•	On March 9, 2006, Roger S. Penske exercised 460,000 options to purchase Voting Common Stock. Subsequent to the exercise, Penske Corporation purchased the 460,000 shares of Voting Common Stock.
     Item 3. Source and Amount of Funds or Other Consideration.
     On March 9, 2006, Roger S. Penske exercised 460,000 options to purchase Voting Common Stock, most of which were acquired in 1999. Subsequent to the exercise, a subsidiary of Penske Corporation, which is controlled by Mr. Penske, purchased the resulting 460,000 shares of Voting Common Stock using its existing working capital for $19.7 million, or $42.82 per share, the closing price of the Voting Common Stock on the date of the purchase. This transaction results in no change to the aggregate shares of Voting Common Stock beneficially owned by Mr. Penske.
     Item 5. Interest in Securities of the Issuer.
     Based on information provided by the Company, there were 46,885,491 shares of Voting Common Stock outstanding as of March 9, 2006.
     (a) As of March 9, 2006:
•	In aggregate, the Reporting Persons beneficially own an aggregate of 19,489,351 shares of Voting Common Stock, which constitutes approximately 41.6% of the Voting Common Stock deemed to be outstanding for this purpose.

•	IMCG I beneficially owns 7,592,792 shares of Voting Common Stock, representing 16.2% of the 46,885,491 shares of Voting Common Stock outstanding;

•	IMCG II beneficially owns 64,490 shares of Voting Common Stock, representing less than 1% of the 46,885,491 shares of Voting Common Stock outstanding;

•	Penske Corporation beneficially owns 19,069,282 shares of Voting Common Stock, representing 40.7% of the 46,885,491 shares of Voting Common Stock outstanding;

•	PCP beneficially owns 7,657,282 shares of Voting Common Stock, representing 16.3% of the 46,885,491 shares of Voting Common Stock outstanding;

•	Roger S. Penske beneficially owns 19,329,914 shares of Voting Common Stock, representing 41.2% of the 46,885,491 shares of Voting Common Stock outstanding;

•	James A. Hislop beneficially owns 7,816,719 shares of Voting Common Stock, representing 16.7% of the 46,885,491 shares of Voting Common Stock outstanding.
     As of March 9, 2006, the Reporting Persons held approximately 41.6% of the voting power with respect to matters coming before the holders of the Voting Common Stock.
     (b) As of March 9, 2006:
•	IMCG I has the shared power to direct the vote of 7,592,792 shares of Voting Common Stock;

•	IMCG II has the shared power to direct the vote of 64,490 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the vote of 19,069,282 shares of Voting Common Stock;

•	PCP has the shared power to direct the vote of 7,657,282 shares of Voting Common Stock;

•	Roger S. Penske has the sole power to direct the vote of 81,736 shares of Voting Common Stock and shared power to direct the vote of 19,248,178 shares of

Voting Common Stock; and
•	James A. Hislop has the shared power to direct the vote of 7,657,282 shares of Voting Common Stock.
     As of March 9, 2006:
•	IMCG I has the shared power to direct the disposition of 7,592,792 shares of Voting Common Stock;

•	IMCG II has the shared power to direct the disposition of 64,490 shares of Voting Common Stock;

•	Penske Corporation has the shared power to direct the disposition of 18,632,407 shares of Voting Common Stock;

•	PCP has the shared power to direct the disposition of 7,657,282 shares of Voting Common Stock;

•	Roger S. Penske has the sole power to direct the disposition of 188,793 shares of Voting Common Stock and shared power to direct the disposition of 18,811,303 shares of Voting Common Stock; and

•	James A. Hislop has the sole power to direct the disposition of 159,437 shares of Voting Common Stock and the shared power to direct the disposition of 7,657,282 shares of Voting Common Stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2006

INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C.
Its Managing Member

	By:	/s/ James A. Hislop

James A. Hislop President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2006

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

By:	PENSKE CAPITAL PARTNERS, L.L.C.
Its Managing Member

	By:	/s/ James A. Hislop

James A. Hislop President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2006

PENSKE CAPITAL PARTNERS, L.L.C.

By:	/s/ James A. Hislop

James A. Hislop President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2006

/s/ James A. Hislop

James A. Hislop

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2006

/s/ Roger S. Penske

Roger S. Penske

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 10, 2006

PENSKE CORPORATION

By:	/s/ Robert H. Kurnick, Jr.

	Name:	Robert H. Kurnick, Jr.
	Title:	President